FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated October 14, 2026

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN: US05971KAH23; CUSIP: 05971KAH2), which are listed on the New York Stock Exchange (the “CoCos”).

The total nominal amount of the CoCos to be redeemed is two hundred ninety-eight million four hundred thousand U.S. dollars (USD 298,400,000), representing all CoCos outstanding.

The optional early redemption of all of the outstanding CoCos, which has been authorised by the European Central Bank, will be effected on the first optional early redemption date, being the distribution payment date falling on 12 November 2026, in accordance with the section entitled “Description of the Notes” in the CoCos prospectus supplement dated 6 May 2021 which is a part of the Registration Statement on Form F-3 (File No. 333-238243) (the “Description of the Notes”). The decision of the Issuer to exercise the optional early redemption right is irrevocable. Holders of the CoCos are being notified through this announcement of inside information and other notices as described under Description of the Notes.

The early redemption price, which will be equal to the outstanding nominal amount (liquidation preference in the terminology of the prospectus) of each CoCo plus any accrued but unpaid distribution thereon to but excluding 12 November 2026, will be paid in accordance with the terms and conditions set forth under the Description of the Notes.

Boadilla del Monte (Madrid), 14 October 2026

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 14, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance